UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A
                         UNDER THE EXCHANGE ACT OF 1934
                                AMENDMENT NO. 5


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
                                  RULE 13d-2(a)


                               VITAL LIVING, INC.
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                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
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                         (Title of Class of Securities)

                                    92846Y100
             -------------------------------------------------------
                                 (CUSIP Number)
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          DONALD NICHOLSON                      KATHRYN A. CAMPBELL, ESQ.
           SKYEPHARMA PLC                        SULLIVAN & CROMWELL LLP
           105 PICCADILLY                           1 NEW FETTER LANE
       LONDON W1J 7NJ, ENGLAND                   LONDON EC4A 1AN, ENGLAND
          +44 20 7491 1777                           +44 20 7959 8900
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       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                November 16, 2004
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

                         (continued on following pages)

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1           NAMES OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

            SKYEPHARMA PLC
            330387911
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2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)  [_]
                                                                        (b)  [X]
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3           SEC USE ONLY

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4           SOURCE OF FUNDS

            WC, OO
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5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
            ITEMS 2(d) OR 2(e)                                               [_]
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6           CITIZENSHIP OR PLACE OF ORGANIZATION

            ENGLAND AND WALES
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                     7   SOLE VOTING POWER

                         0
   NUMBER OF         -----------------------------------------------------------
    SHARES           8   SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY              23,553,194
EACH REPORTING       -----------------------------------------------------------
  PERSON WITH        9   SOLE DISPOSITIVE POWER

                         23,553,194
                     -----------------------------------------------------------
                     10  SHARED DISPOSITIVE POWER

                         0
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11          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            23,553,194
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12          CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES                                                           [X]

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13          PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            29.9%
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14          TYPE OF REPORTING PERSON

            CO
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

         SkyePharma PLC, a company incorporated under the laws of England and Wales ("SkyePharma"), hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the Common Stock, par value $0.001 per share (the "Common Stock"), of Vital Living, Inc., a Nevada corporation (the "Issuer"). Except as amended and supplemented hereby, SkyePharma's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.

ITEM 5   INTEREST IN SECURITIES OF THE ISSUER

         Item 5 is hereby amended to read as follows:

         The Issuer and a majority of the holders of the Issuer's 12% Senior Secured Convertible Notes due 2008 (the "Convertible Notes") and the Issuer's warrants expiring December 16, 2008 (the "Warrants"), agreed to reset effective October 15, 2004 the conversion price of the Convertible Notes and the exercise price of the Warrants to $0.25, and the number of securities issuable upon exercise of each Warrant has been adjusted upward in accordance with the terms of Section 5 of the Warrants (the "Reset Agreement"). SkyePharma consented to this adjustment on November 16, 2004.

         As a result of the Reset Agreement, SkyePharma beneficially owns 14,553,194 shares of Common Stock (including 307,493 shares of Common Stock to which SkyePharma is entitled as liquidated damages pursuant to the terms of the December Registration Rights Agreement as amended as described in Item 6 below), 1,000,000 shares of Series D Convertible Preferred Stock, par value $0.001 per share, of the Issuer (the "Preferred Stock") currently convertible into 1,000,000 shares of Common Stock, $1,000,000 aggregate principal amount of the Convertible Notes currently convertible into 4,000,000 shares of Common Stock and Warrants expiring December 16, 2008 exercisable for 4,000,000 shares of Common Stock at an exercise price of $0.25, or 29.9% of the 78,721,183 shares that would be outstanding if SkyePharma converted its Preferred Stock and Convertible Notes and exercised its Warrants (based upon 69,721,183 shares of Common Stock as reported to be outstanding as of August 6, 2004 as reported by the Issuer in its Form 10-QSB filed with the Securities and Exchange Commission on August 16, 2004).

         Pursuant to the Reset Agreement, in exchange for and concurrently with the reduction of the exercise price of the Warrants and the conversion price of the Convertible Notes outlined above, (i) the terms of the Convertible Notes were amended so that beginning with the interest payment due in December 2004, the Issuer is entitled to pay all interest due on the Convertible Notes in either cash or Common Stock and (ii) the December Registration Rights Agreement, as defined below, was amended as described in Item 6 and SkyePharma was issued 307,493 shares of Common Stock in lieu of cash penalties.

         Pursuant to the Stockholders' Agreement, dated as of August 20, 2003 (the "Stockholders' Agreement"), as amended on January 13, 2004 between the Issuer and Stuart Benson ("Mr. Benson"), Donald Hannah ("Mr. Hannah", and with Mr. Benson, the "Founders Group"), Fifth Avenue Capital, Inc. ("Fifth Avenue Capital") and Stephen Morris ("Mr. Morris", and with Fifth Avenue Capital, the "Morris Group"), and SkyePharma (collectively, the "Stockholders"), each Stockholder agreed to vote its Common Stock and other voting securities and take other action necessary to elect directors as provided therein. Mr. Benson is the beneficial owner of 4,985,000 shares of Common Stock representing approximately 7.1% of the outstanding Common Stock. Mr. Hannah is the beneficial owner of 843,425 shares of Common Stock representing approximately 1.2% of the outstanding Common Stock. Fifth Avenue Capital is the beneficial owner of 8,860,575 shares of Common Stock representing approximately 12.7% of the outstanding Common Stock. Mr. Morris is a principal of Fifth Avenue Capital. Mr. Morris is individually the beneficial owner of 30,000 shares of Common Stock representing approximately 0.04% of the outstanding Common Stock. SkyePharma has sole power to dispose of the Common Stock beneficially owned by it and, by virtue of the Stockholders' Agreement, may be deemed to have shared power to vote the Common Stock owned by it. SkyePharma disclaims beneficial ownership of the 14,719,000 shares of Common Stock owned by Mr. Benson, Mr. Hannah, Mr. Morris and Fifth Avenue Capital, each of whom has shared power to vote or direct the vote and sole power to dispose or direct the disposition of such shares of Common Stock beneficially owned by such person.

         Mr. Benson, a citizen of the United States of America, is the Chief Executive Officer, President and Secretary of Vital Living. Mr. Hannah, a citizen of the United States of America, is a Non-executive Director of Vital Living. The business address for Mr. Benson and Mr. Hannah is 5080 North 40th Street, Suite 105, Phoenix, Arizona 85018. Mr. Morris, a citizen of the United Kingdom, is the sole officer and director of ENI and president of Fifth Avenue Capital. His principal address is 8 the Meadows, Camps Bay, Cape Town, South Africa. Fifth Avenue Capital, a British Virgin Islands corporation, is a company that invests in international business opportunities, with its principal offices located at Suite 1601-1603, Kinwick Centre, 32 Hollywood Road, Central Hong Kong.

         To the knowledge of SkyePharma, none of such persons during the last five years, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         No person other than SkyePharma has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, its Common Stock, Preferred Stock, Convertible Notes or Warrants.

ITEM 6 CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Item 6 is hereby supplemented to include the following:

         The Reset Agreement also amended the Registration Rights Agreement between the Issuer and the investors listed therein, dated as of December 15, 2003 (the "December Registration Rights Agreement"), the terms of which required the Issuer to file with the Commission on or before January 14, 2004 a registration statement (the "2004 Registration Statement") to permit the offering and sale of the Common Stock issuable on the conversion of the Convertible Notes and the exercise of the Warrants, and Common Stock issuable as payments of interest on the Convertible Notes and which also required the Issuer to use reasonable best efforts to have the 2004 Registration Statement declared effective by the Commission as promptly as practicable and no later than April 15, 2004. The Reset Agreement amended the Registration Rights Agreement so that liquidated damages required to be paid by the Issuer as a result of its failure to have the Registration Statement declared effective by April 15, 2004 may be paid in shares of the Issuer's Common Stock.

 SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



November 18, 2004                       SkyePharma PLC



                                        By: /s/ Donald Nicholson
                                            ------------------------------------
                                            Name:  Donald Nicholson
                                            Title: Finance Director